SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                  For the month of November, 2003

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

                                                                 7 November 2003

                    Substantial Share Interest Notification

We are writing to advise you that following the placement of 10,239,100 new ordinary shares the Company was notified on 5 November 2003 that following purchases of shares totalling 2,250,000 on 4 November 2003, Morley Fund Management Limited (a subsidiary of Aviva plc) has an interest in 3,861,340 ordinary shares of GBP1 each in the Company, giving the Aviva group an interest in 3.43 per cent of the 112,630,112 shares in issue.


Enquiries:

John Spedding

Schroder Investment Management Limited

Tel: 020 7658 3206

                                                                10 November 2003

                    Substantial Share Interest Notification


The Company was notified on 10 November 2003 that Schroder Investment Management Limited, who is managing on a discretionary basis investment portfolios for clients or unit trusts operated by an affiliated company, Schroder Unit Trusts Limited, has an interest in the Company amounting to 19,335,951 ordinary shares of GBP1 each, being 17.168% of the 112,630,112 shares in issue.


The notification also advised that Schroders plc, Schroder Investment Management Limited's holding company, which is treated as having an interest in all of the above shares under the Companies Act by virtue of its ownership of Schroder Investment Management Limited, holds a beneficial interest in 7,113,449 ordinary shares of GBP1 each, being 6.316% of the 112,630,112 shares in issue.

The dates of the transactions were not disclosed.


Enquiries:

John Spedding

Schroder Investment Management Limited

Tel: 020 7658 3206

                                                                 7 November 2003

                    Substantial Share Interest Notification

We are writing to advise you that the Company was notified on 6 November 2003 that following the placement of 10,239,100 new ordinary shares, AEGON Investment Management BV has an aggregate interest in 24,603,665 ordinary shares of GBP1 each in the Company, amounting to 21.84 per cent of the 112,630,112 shares in issue.

AEGON  Investment  Management  BV is  acting  on  behalf  of both  AEGON  Global
Investment Fund NV (formerly known as AEGON Aandelenfonds NV), a listed investment company that has an interest in 20,133,164 ordinary shares of GBP1 each, Maatschappijbelegging VNA, that has an interest in 1,470,501 ordinary shares of GBP1 each and AEGON Levensverzekering NV who has an interest in 3,000,000 ordinary shares of GBP1 each.

The date of the transaction was not disclosed.

Enquiries:

John Spedding

Schroder Investment Management Limited

Tel: 020 7658 3206

                                                                10 November 2003


             Conversion of Subordinated Convertible Bonds Due 2011


Schroder Ventures International Investment Trust plc announces that investors holding GBP100,000 subordinated convertible bonds due 2011 have given notice to the Company to convert their bonds into ordinary shares.

As a result, a total of 25,062 ordinary shares have been allotted and application has been made to the UK Listing Authority and the London Stock Exchange for the listing and admission to trading of these ordinary shares. The shares will rank pari passu with the ordinary shares in issue on the conversation date save that they will not be entitled to any dividends or other distributions declared, made or paid either in respect of any financial period ended prior to such conversion date or by reference to a record date prior to such conversion date.

Following the allotment of these shares, the Company's issued share capital has increased to 112,655,174 ordinary shares.


Enquiries:

John Spedding

Schroder Investment Management Limited          Tel: 020 7658 3206

For immediate release 10 November 2003


SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC ("SVIIT")

PARTIAL REALISATION OF SIRONA DENTAL SYSTEMS, FULL REALISATION OF TFL AND UPDATE OF P123 FUNDRAISING

Partial realisation of the majority of Sirona Dental Systems ("Sirona")

Funds advised by Permira have sold the dental equipment division of Sirona, valuing SVIIT's direct and indirect* investment in this division of Sirona at GBP24.0 million. The gross value of this partial realisation compares to a gross valuation of SVIIT's entire holding in Sirona at June 2003 of GBP20.3 million**, an uplift of 18%.

Allowing for the provision of carry, the net value of this partial realisation for SVIIT is GBP19.3 million**. SVIIT expects to receive net proceeds of GBP15.3 million from the sale, the remainder being held within P123 for reinvestment in Permira Europe III.

Funds advised by Permira have retained their investment in Demedis, the dental distribution division of Sirona.

The transaction is subject to the approval of the cartel authority and the signing of bank documentation, which is expected this week.

Full realisation of TFL

Funds advised by Permira have realised their entire holding in TFL valuing SVIIT's total direct and indirect* investment in this company at GBP11.2 million* *, a 23% uplift to the June 2003 valuation of GBP9.1 million**. SVIIT expects to receive proceeds of GBP10.4 million from the sale, the remainder being held within P123 for reinvestment in Permira Europe III.

P123 Fundraising

To date, P123 has received firm indications from investors of EUR145 million. Potential investors representing approximately a further EUR60 million are currently conducting due-diligence. It is expected that P123 will have a final close in December 2003.

For further information, please contact:

Schroder Ventures International Investment Trust plc

Nick Ferguson                                                      020 7010 8911

Schroder Ventures (London) Limited

Alice Todhunter                                                    020 7010 8925

Weber Shandwick Square Mile

Peter Corbin                                                       020 7067 0700

*  through its holding in P123.

** Assuming P123 is fully raised and the transfer of the appropriate portion of SVIIT's interests in Permira Europe I and II to P123.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date:  12 November 2003
                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries